UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-37750

YINTECH INVESTMENT HOLDINGS LIMITED

3rd Floor, Lujiazui Investment Tower

No.360 Pudian Road

Pudong District, Shanghai, 200125

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YINTECH INVESTMENT HOLDINGS LIMITED

Date: May 30, 2018

	By:	/s/ Wenbin Chen
	Name:	Wenbin Chen
	Title:	Chief Executive Officer

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.2 — Press Release